UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in Registrant’s Certifying Accountant

On September 20, 2023, the Board of Directors of Mereo BioPharma Group plc (the “Company”), following the recommendation of the Audit and Risk Committee of the Company’s Board of Directors, dismissed BDO LLP as the Company’s independent registered public accounting firm and appointed PricewaterhouseCoopers LLP (United Kingdom) as the Company’s new independent registered public accounting firm effective immediately.

The reports of BDO LLP on the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Those reports have not been withdrawn or modified.

For the years ended December 31, 2022 and 2021 and through September 20, 2023, there were no (a) disagreements with BDO LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused BDO LLP to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except that on September 7, 2023 the Company disclosed in a Form 6-K that a material weakness in internal controls over financial reporting was identified related to the operating effectiveness of a control over determining the presentation of a significant or non-routine transaction in the Company’s unaudited condensed consolidated statement of comprehensive loss in accordance with IFRS for the period ended June 30, 2023.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent period through September 20, 2023, we did not consult with PricewaterhouseCoopers LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered by PricewaterhouseCoopers LLP on our consolidated financial statements. Further, PricewaterhouseCoopers LLP did not provide any written or oral advice as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided BDO LLP with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from BDO LLP a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of BDO LLP’s letter dated September 20, 2023 is attached hereto as Exhibit 16.1.

Exhibit Index

Exhibits

16.1	Letter of BDO LLP, dated September 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
	Name:	Charles Sermon
	Title:	General Counsel